IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 - 4464 Markham Street

Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 13, 2022

AND

INFORMATION CIRCULAR

November 11, 2022

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 - 4464 Markham Street, Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the shareholders of ImmunoPrecise Antibodies Ltd. (the "Company") will be held at 1 Place Ville Marie, 40th Floor, Montreal, Quebec, H3B 4M4 on Tuesday, December 13, 2022 at 9:30 a.m. (EST) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2022, together with the auditors' report thereon;

2. to set the number of directors at six persons;

3. to elect Jennifer L. Bath, Robert D. Burke, Lisa Helbling, James Kuo, Anna K. Pettersson and Gregory S. Smith as directors of the Company for the ensuing year;

4. to reappoint Grant Thornton LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5. to consider, and if thought fit, to pass an ordinary resolution approving and ratifying the Company's 10% rolling stock option plan as more particularly described in the accompanying Information Circular;

6. to consider, and if thought fit, to pass an ordinary resolution approving and ratifying the Company's shareholder rights plan, as more particularly described in the accompanying Information Circular; and

7. to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Company's board of directors requests that all registered shareholders who will not be attending the Meeting read, date, and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. ("Computershare"). If a registered shareholder does not deliver a proxy to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), or by internet at www.investorvote.com by 9:30 a.m. (EST) on Friday, December 9, 2022 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on November 10, 2022, will be entitled to vote at the Meeting.

If you are a non-registered shareholder of the Company, please complete and return the materials in accordance with the instructions set forth in the accompanying Information Circular.

An Information Circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 11th day of November 2022.

ON BEHALF OF THE BOARD OF

IMMUNOPRECISE ANTIBODIES LTD.

"Jennifer L. Bath"

Jennifer L. Bath

Chief Executive Officer, President and Director

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 - 4464 Markham Street,

Victoria, BC V8Z 7X8

INFORMATION CIRCULAR

November 11, 2022

INTRODUCTION

This Information Circular accompanies the Notice of Annual General and Special Meeting (the "Notice") and is furnished to shareholders holding common shares (the "Common Shares") in the capital of ImmunoPrecise Antibodies Ltd. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the "Meeting") of the shareholders to be held at 1 Place Ville Marie, 40th Floor, Montreal, Quebec, H3B 4M4 on Tuesday, December 13, 2022 at 9:30 a.m. (EST), or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is November 11, 2022, and unless stated otherwise, all information is provided as of that date. Unless otherwise stated, all amounts herein are in Canadian dollars.

MANAGEMENT SOLICITATION OF PROXIES

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made, without special compensation, by the directors, officers, and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining their principal's authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Common Shares in their respective names to furnish this proxy material to their customers, and the Company may reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The Company will bear the cost of the solicitation.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting or at any adjournment or postponement thereof. A shareholder is entitled to one vote for each Common Share that such shareholder holds on the record date of November 10, 2022, on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting or at any adjournment or postponement thereof.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare") at their offices located at 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), or by internet at www.investorvote.com no later than forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder's attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

VOTING OF PROXIES

Manner of Voting by Proxy

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The

Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., being the registration name for The Canadian Depository for Securities Limited (which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede& Co., as nominee for the Depository Trust Company (which acts as a brokerage depository for many U.S. firms and custodial banks). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory polices require intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non- objecting beneficial owners, or "NOBOs") or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs").

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company, or its agent, will send the Notice, this Information Circular and a request for voting instructions (a "VIF"), instead of a proxy (the Notice, Information Circular and VIF or proxy are collectively referred to as the "Meeting Materials") directly to the NOBOs. The Company does not intend to send the Meeting Materials directly to OBOs and does not intend to pay for intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless their intermediary assumes the costs of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder's Common Shares on the Beneficial Shareholder's behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions in Canada and Broadridge Financial Services Inc. in the United States (collectively "Broadridge"). Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder will need to write their name (or their nominee's name) in the space provided in the VIF and return it in accordance with the instructions in the VIF.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must arrange for its intermediary to revoke its VIF on its behalf in accordance with the timing requirements of such intermediary.

These Meeting Materials are being sent to both registered shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 24,935,448 Common Shares are issued and outstanding as of the date hereof. Persons who are registered shareholders at the close of business on November 10, 2022 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held. The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares.

PRESENTATION OF THE FINANCIAL STATEMENTS

The Company's audited consolidated financial statements for the fiscal year ended April 30, 2022, including the related management's discussion and analysis and auditors report will be presented to shareholders at the Meeting. No vote will be taken with respect to the audited annual financial statements and receipt of the audited annual financial statements will not constitute approval or disapproval of any matters referred to therein. These documents are available under the Company's profile on SEDAR at www.sedar.com, the Company's website at www.ipatherapeutics.com, and copies may be obtained from the Company upon request.

NUMBER OF DIRECTORS

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at six (the "Board Size Resolution"). To be effective, the Board Size Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting. Management recommends that shareholders vote for the Board Size Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted for the Board Size Resolution.

ELECTION OF DIRECTORS

The board of directors of the Company (the "Board") currently consists of five members. At the Meeting, the six persons named hereunder will be proposed for election as directors of the Company until the next annual general meeting or until their successors are duly elected or appointed in accordance with the Company's Articles of Incorporation (the "Articles") or until such director's earlier death, resignation, or removal, subject to the power of the Board to appoint additional directors between annual meetings.

Information concerning such persons, all of whom, with the exception of Lisa Helbling, are presently members of the Company's Board, was furnished by the individual nominees as of November 11, 2022 as follows:

Name, Jurisdiction of Residence and Position	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Periods During which Nominee has Served as a Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Dr. Jennifer L. Bath Minnesota, USA Chief Executive Officer, President and Director	CEO, President of the Company; Global Director of Aldevron, LLC from July 2015 to February 2018, a company that provides plasmid DNA, messenger RNA (mRNA), and recombinant proteins for biopharma clients.	CEO and President since February 2018, and Director since May 2018	108,816
Dr. Robert D. Burke (2)(4) Victoria, Canada Director	Professor (Emeritus) at the University of Victoria.	Director since December 2017	39,600
Lisa Helbling North Dakota, USA Proposed Director	Chief Financial Officer of the Company from January 11, 2019 to August 5, 2022.	Chief Financial Officer of the Company from January 11, 2019 to August 5, 2022.	2,000
Dr. James Kuo (2) California, United States Chairman and Director	Chairman of the Company since December 2016; Managing Director at Athena Bioventures, a venture capital firm investing in breakthrough medicine from 2007 to present.	Director since December 2016	25,000
Dr. Anna K. Pettersson(4) New York, USA Director	Owner and Founder of Barnegat Advisors, a strategic advisor to the life sciences industry; Owner and Founder of Canine Training and Behaviour Modification, a dog training and behaviour consultation provider; Senior
	Director at Pfizer, Inc. (NYSE: PFE), a global pharmaceutical company, from 2012 to March 2021.	N/A	Nil

Name, Jurisdiction of Residence and Position	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Periods During which Nominee has Served as a Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Gregory S. Smith (2)(3) British Columbia, Canada Director	President & Owner of Broadway Refrigeration & Air Conditioning Co. Ltd., a company specialized in HVAC-R mechanical and maintenance services; Chairman and Interim CEO of Lite Access Technologies (TSXV: LTE), a company specialized in micro/narrow trenching technologies and specialist fibre-optic products; Director of Atlas Engineered Products Inc. (TSXV:AEP), a supplier of trusses and engineered wood products.	Director since September 2016	43,500

Notes:

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as of November 11, 2022, based upon information furnished to the Company by the individual directors.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Corporate Governance and Nominating Committee.

All nominees were elected to their present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated to shareholders a management information circular, with the exception of Lisa Helbling. Further background information with respect to Lisa Helbling is set forth below.

Lisa Helbling

Ms. Helbling most recently held the role of Chief Financial Officer of the Company from January 2019 to August 2022. Prior to that, Ms. Helbling served as the Chief Financial Officer of Anchor Ingredients Co., LLC from January 2018 to August 2018 and TMI Hospitality, Inc. from December 2011 to December 2017. Ms. Helbling also currently serves as a director of Healthy Dakota Mutual Holdings / Blue Cross Blue Shield of North Dakota and Border States Electric. At Blue Cross Blue Shield of North Dakota, she serves as Vice Chair of the board, Chair of the Audit Committee, Chair of the Finance and Investment Committee, member of the HR and Compensation Committee, and member of the Cyber Security Sub-Committee. At Border States Electric, she serves as Chair of the Audit Committee, and member of the Governance and Nominating Committee.

Management recommends that shareholders vote FOR the election of each of the nominees listed above as directors of the Company until the next annual general meeting. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted FOR the election of the nominees listed in the form of proxy.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

To the knowledge of management of the Company, no proposed director of the Company, is or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer, chief financial officer of any company that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this Information Circular, an "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to an exemption under securities legislation, and such order was in effect for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of management of the Company, no proposed director is, or has been within the ten years preceding the date of this Information Circular:

(a) a director or an executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Penalties or Sanctions

No proposed director has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

General

The following information, dated as of October 28, 2022, is provided pursuant to Section 11.6 of National Instrument 51‐102 - Continuous Disclosure Obligations under Canadian securities law.

For the purpose of this section:

"NEO" or "named executive officer" means each of the following individuals:

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer ("CEO"), including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer ("CFO"), including an individual performing functions similar to a CFO;

(c) in respect of the Company and its subsidiaries, each of the three most highly compensated executive officers, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000;

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

Based on the foregoing definition, during the financial year ended April 30, 2022, the Company had five named officers ("NEOs"), namely:

(i) Jennifer L. Bath, who has been CEO and President since February 21, 2018;

(ii) Lisa Helbling, who was CFO from January 11, 2019, until August 5, 2022;

(iii) Stefan Lang, who was Chief Business Officer from October 1, 2019, until April 28, 2022;

(iv) Ilse Roodink, who has been the Chief Scientific Officer since July 1, 2021; and

(v) Brad McConn, who was the VP of Finance from January 17, 2022, until August 5, 2022, and has been the CFO since August 6, 2022.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Company's executive compensation program is administered by the Board through the Compensation Committee. The primary objectives of the executive compensation program include:

• Attracting and retaining high-quality senior executives,

• aligning executive compensation with long-term success of the Company, and

• providing compensation that is competitive with that of comparable companies.

Compensation Elements

The Company's executive compensation program consists of three elements, detailed below:

Compensation Element	Purpose
Base salary	The Company provides a base salary to each NEO to attract and retain key employees and provide a cash payment to executives not tied to performance objectives or Common Share return. Base salary is determined and reviewed annually by the Compensation Committee.
Short-term cash incentives	The Company provides cash incentive payments based on the financial performance of the Company and the individual performance of executives. The target incentive for the CEO is 100% of base salary with U.S. $200,000 of that total guaranteed, while other NEOs range from 30% 5o 50% of base salary.
Stock option plan	The Company provides stock option awards to align executive compensation with the long-term success of the Company.

Base salary is reviewed annually by the Compensation Committee. During the fiscal year ended April 30, 2022, the Compensation Committee engaged Arnosti Consulting to complete a benchmarking analysis of the Company's executive compensation program. The goal was to benchmark and provide recommendations for executive cash and equity compensation components. A total of 24 publicly traded peer companies of similar focus and market capitalization were included to complete the study. The benchmark group contained the following companies:

Compensation Benchmark Companies
AIM ImmunoTech Inc.	Crinetics Pharmaceuticals, Inc.	Jounce Therapeutics, Inc.
Aimia Inc.	Cymabay Therapeutics, Inc.	MEI Pharma, Inc.
AnaptysBio, Inc.	CytomX Therapeutics, Inc.	Pieris Pharmaceuticals, Inc.
Assembly Biosciences, Inc.	Calithera Biosciences, Inc.	Solid Biosciences, Inc.
Athersys, Inc.	Harpoon Therapeutics, Inc.	Sutro Biopharma, Inc.
Catalyst Biosciences, Inc.	Idera Pharmaceuticals, Inc.
CorMedix Inc.	Infinity Pharmaceuticals, Inc.

As a result of the study, the compensation of each NEO was adjusted effective September 15, 2021, to ensure competitive compensation as compared to the benchmark group.

The following table sets forth the fees billed to the Company by Arnosti Consulting for the financial years ended April 30, 2021 and 2022:

Fee Category	Year Ended April 30, 2022 ($)	Year Ended April 30, 2021 ($)
Executive Compensation-Related Fees	10,672	7,931
All Other Fees	-	3,812
Total	10,672	11,743

Short-term cash incentives are based on the financial performance of the Company and the achievement of individual performance objectives by each NEO. The Board reviews the Company's performance against these targets annually and determines the NEO's short-term incentive payment. Performance targets during the fiscal year ended April 30,

2022 are detailed below:

Performance Objective	Weight	Achievement
Exceeded targeted revenue metric during the fiscal year ended April 30, 2022.	25%	The Company achieved 98% of its revenue target, and 98% of the objective was earned.
Exceeded targeted adjusted operating EBITDA(1) metric during the fiscal year ended April 30, 2022.	35%	The Company achieved 94% of its adjusted operating EBITDA target, and 94% of the objective was earned.
Achievement of individual performance goals.	40%	NEO individual performance achievement ranged from 74% to 100%.

(1) Adjusted operating EBITDA is a non-IFRS measure. The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.

The Board periodically awards stock options to NEOs under the Company's Stock Option Plan to align executive compensation with the long-term success of the Company. The amount and terms of outstanding options held by an executive are considered when determining whether and how new option grants should be made to the executive. The exercise periods are set at the date of grant.

Performance Graph

On April 30, 2022, the closing price of a Common Share on the TSX Venture Exchange was $7.30. The following graph shows the cumulative return of $100 invested in the Common Shares on December 29, 2016, to the total return of the S&P/TSX Venture Composite Index.

Compensation paid to executives does not directly correlate with the above performance graph. The Company's compensation philosophy is detailed under the heading "Compensation Philosophy and Objectives" above and is not based on short-term performance of the Company's Common Shares.

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to each NEO of the Company for the financial years ended April 30, 2022, 2021, and 2020. All cash payments in the table below are made in U.S. dollars except for Dr. Lang's and Dr. Roodink's, which are made in Euros. All amounts listed are in Canadian dollars, translated using the average daily exchange rate on the last day of the period provided by the Bank of Canada. The average daily exchange rates on the relevant date as reported by the Bank of Canada are:

Bank of Canada USD/CAD Average Daily Exchange Rate
April 30, 2022	1.2792
April 30, 2021	1.2285
April 30, 2020	1.3910
Bank of Canada EUR/CAD Average Daily Exchange Rate
April 30, 2022	1.3492
April 30, 2021	1.4798
April 30, 2020	1.5186

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation(1) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
Dr. Jennifer L. Bath(2) CEO, President, and Director	2022	648,659	-	594,711	613,112	-	-	-	1,856,482
	2021	502,761	-	1,254,647	514,329	-	-	-	2,271,737
	2020	488,477	-	-	184,355	-	-	-	672,832
Lisa Helbling CFO	2022	422,136	-	37,926	215,840	-	-	-	675,902
	2021	352,170	-	179,235	181,182	-	-	-	712,587
	2020	362,869	-	165,398	159,757	-	-	-	688,024
Dr. Stefan Lang Chief Business Officer	2022	346,030	-	-	102,432	-	-	-	448,462
	2021	360,035	-	119,490	130,855	-	-	-	610,380
	2020	219,581	-	86,395	19,491	-	-	-	325,467
Dr. Ilse Roodink Chief Scientific Officer	2022	186,426	-	247,796	79,936	-	-	-	514,158
	2021	98,405	-	175,543	7,180	-	-	-	281,128
	2020	88,379	-	-	11,914	-	-	-	100,293
Brad McConn VP of Finance	2022	219,596	-	148,678	64,440	-	-	-	432,714
	2021	91,559	-	140,435	24,570	-	-	-	256,564
	2020	-	-	-	-	-	-	-	-

(1) Non-equity incentive plan compensation includes bonuses earned during the financial year and payable as of the year-end date. Cash payments are made upon approval by the Board in the fiscal quarter following year-end.

(2) Dr. Bath received no compensation in her capacity as director of the Company.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options on their grant date. The Company applies this methodology to value the stock options as accurately as possible using observable market inputs. The assumptions used in the model and the resulting fair value for each issuance is shown below:

Optionee	Year	Fair value of option ($)	Number of options awarded	Fair value of award ($)	Black-Scholes model inputs
					Common share price on grant date ($)	Exercise price ($)	Expected life (years)	Risk-free rate
Dr. Jennifer L. Bath	2022	4.956	120,000	594,711	7.940	7.940	5.00	1.42%
	2021	5.975	210,000	1,254,647	8.150	8.500	5.00	0.31%
Lisa Helbling	2022	2.528	15,000	37,926	8.300	8.300	1.00	1.43%
	2021	5.975	30,000	179,235	8.150	8.500	5.00	0.31%
	2020	2.757	60,000	165,398	3.850	5.000	5.00	2.20%
Dr. Stefan Lang	2021	5.975	20,000	119,490	8.150	8.500	5.00	0.31%
	2020	1.728	50,000	86,395	2.325	2.375	5.00	1.46%
Dr. Ilse Roodink	2022	4.956	50,000	247,796	7.940	7.940	5.00	1.42%
	2021	11.703	15,000	175,543	20.300	20.300	5.00	0.34%
Brad McConn	2022	4.956	30,000	148,678	7.940	7.940	5.00	1.42%
	2021	11.703	12,000	140,435	20.300	20.300	5.00	0.34%

Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each NEO as of April 30, 2022.

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Jennifer L. Bath	02/08/18	140,000	2.350	02/07/23	693,000	-	-	-
	12/31/18	70,000	5.000	12/31/23	161,000	-	-	-
	09/01/20	210,000	8.500	09/01/25	-	-	-	-
	01/07/22	120,000	7.940	01/07/27	-	-	-	-
Lisa Helbling	01/11/19	60,000	5.000	01/11/24	138,000	-	-	-
	09/01/20	30,000	8.500	09/01/25	-	-	-	-
	01/13/22	15,000	8.300	01/13/27	-	-	-	-

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Stefan Lang	10/01/19	50,000	2.375	10/01/24	246,250	-	-	-
	09/01/20	20,000	8.500	09/01/25	-	-	-	-
Dr. Ilse Roodink	01/06/21	15,000	20.300	01/06/26	-	-	-	-

	01/07/22	50,000	7.940	01/07/27	-	-	-	-
Brad McConn	01/06/21	12,000	20.300	01/06/26	-	-	-	-
	01/07/22	30,000	7.940	01/07/27	-	-	-	-

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended April 30, 2022:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. Jennifer L. Bath	51,100	-	613,112
Lisa Helbling	7,300	-	215,840
Dr. Stefan Lang	4,867	-	102,432
Dr. Ilse Roodink	-	-	79,936
Brad McConn	-	-	64,440

Director Compensation Table

The following table provides a summary of compensation paid by the Company to each director of the Company for the financial year ended April 30, 2022. Cash payments are made in U.S. dollars, translated using the USD/CAD average daily exchange rate on April 30, 2022.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. James Kuo	108,732		22,107	-	-	-	130,839
Greg Smith	73,554		22,107	-	-	-	95,661
Dr. Robert Burke	65,879		22,107	-	-	-	87,986
Paul Andreola(2)	28,035		-	-	-	-	28,035

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian Lundstrom(3)	25,584		-	-	-	-	25,584
Dr. Anna Pettersson	31,340		44,214	-	-	-	75,554

(1) The compensation of Dr. Jennifer L. Bath, a director and the Chief Executive Officer and President of the Company, is set out in the summary compensation table above. Dr. Bath did not receive any compensation for her role as a director of the Company.

(2) Paul Andreola resigned from the Board effective November 9, 2021.

(3) Brian Lundstrom did not seek re-election at the annual meeting for the year ended April 30, 2021.

Directors of the Company are paid a base annual retainer of USD$40,000 along with additional compensation for various positions, detailed below:

Position	Additional Annual Compensation (USD$)
Chair/Lead Independent Director	30,000
Chair of Audit Committee	15,000
Member of Audit Committee	7,500
Chair of Compensation Committee	10,000
Member of Compensation Committee	5,000
Chair of Nominating/Governance Committee	8,000
Member of Nominating/Governance Committee	4,000

Annual compensation is provided for the year beginning at the Annual General Meeting of Shareholders, and payments are made quarterly in arrears. Fees earned in the Director Compensation Table reflect cash compensation during the fiscal year ended April 30, 2022.

Annual equity compensation is set at 0.29% of total shares outstanding as of the most recent Annual General Meeting of Shareholders. Option-based awards shown in the table above reflect an award of 5,650 options to each Director during the fiscal year ended April 30, 2022.

Director Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each director as of April 30, 2022.

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out of distributed ($)
Dr. James Kuo	12/31/18	30,000	5.000	12/20/21	69,000	-	-	-
	01/06/21	5,000	20.300	12/31/23	-	-	-	-
	01/02/22	5,650	6.890	01/06/26	2,317

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out of distributed ($)
Greg Smith	01/03/18	30,000	3.250	01/03/23	121.500	-	-	-
	12/31/18	40,000	5.000	12/31/23	92,000	-	-	-
	01/06/21	5,000	20.300	01/06/26	-	-	-	-
	01/02/22	5,650	6.890	01/02/26	2.317	-	-	-
Dr. Robert Burke	12/31/18	40,000	5.000	12/31/23	92,000	-	-	-
	01/06/21	5,000	20.300	01/06/26	-	-	-	-
	01/02/22	5,650	6.890	01/02/26	2.317	-	-	-
Dr. Anna Pettersson	01/02/22	11,300	6.890	01/02/26	4,633	-	-	-

Employment, Consulting and Management Agreements

Except as outlined below, the Company has not entered into a written management contract with any of its directors or officer.

Dr. Jennifer L. Bath entered into an executive employment agreement with the Company on February 7, 2018, pursuant to which Dr. Bath is paid USD$350,000 per annum for providing services as Chief Executive Officer of the Company. The Company will pay Dr. Bath a guaranteed annual bonus of USD$150,000 and a USD$200,000 annual bonus payable upon achievement of performance targets mutually agreed to with the Board. In the event of termination without cause, Dr. Bath will be entitled to the equivalent of 12 months' salary. During 2021, the Board approved an adjustment to Dr. Bath's base salary to USD$425,000 per annum and annual bonus to 100% of base salary with USD$150,000 guaranteed. During 2022, the Board approved an adjustment to Dr. Bath's base salary to USD$490,000 per annum and annual bonus of 100% of base salary with USD$200,000 guaranteed.

Ms. Lisa Helbling entered into an executive employment agreement with the Company on January 11, 2019, pursuant to which Ms. Helbling is paid USD$260,000 per annum for providing services as Chief Financial Officer of the Company. The Company will pay Ms. Helbling a 50% annual bonus payable upon achievement of targets mutually agreed to with the CEO. In the event of termination without cause, Ms. Helbling will be entitled to the equivalent of six months' salary. During 2021, the board approved an adjustment to Ms. Helbling's base salary to USD$300,000 per annum. During 2022, the board approved an adjustment to Ms. Helbling's base salary to USD$345,000. Ms. Helbling retired from the Company effective August 5, 2022.

Dr. Stefan Lang entered into an executive employment agreement with the Company on October 1, 2019, pursuant to which Dr. Lang is paid €228,000 per annum for providing services as Chief Business Officer of the Company. The Company will pay Dr. Lang an annual bonus payable upon achievement of targets mutually agreed to with the CEO. In the event of termination, Dr. Lang will be given three months' notice with remuneration during that time subject to certain conditions. During 2021, the board approved an adjustment to Dr. Lang's base salary to €250,950 per annum and annual bonus to 35% of base salary. Dr. Lang's employment with the Company was terminated on April 28, 2022.

In connection with such termination, Dr. Lang was paid his earned entitlements, including his bonus entitlement earned up to the date of termination.

Dr. Ilse Roodink entered into an executive employment agreement with the Company on July 1, 2021, pursuant to which Dr. Roodink is paid €143,400 per annum for providing services as Chief Scientific Officer of the Company. The Company will pay Dr. Roodink an annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2022, the Board approved an adjustment to Dr. Roodink's base salary to €195,900 and an annual bonus of 40% of base salary.

Mr. Brad McConn entered into an executive employment agreement with the Company on August 6, 2022, pursuant to which Mr. McConn is paid USD$290,000 for providing services as Chief Financial Officer of the Company. The Company will pay Mr. McConn a 40% annual bonus payable upon achievement of targets mutually agreed to with the CEO.

Termination and Change of Control Benefits

The Company has entered into a change of control agreement (the "Change of Control Agreement") with Dr. Jennifer L. Bath, which provides for payments in the event of a change of control of the Company. The term "Change of Control" is defined as meaning that a person or group of persons acting jointly or in concert acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation, or otherwise), directly or indirectly, in one transaction or in a series of related transactions, (a) Control of the Company (as defined below), or (b) all or substantially all of the assets of the Company. The term "Control" is defined as meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company through the ownership of more than 50% of the voting securities.

If certain circumstances occur within 18 months following a change of control, the Change of Control Agreement provides for payments to be made to Dr. Bath. These circumstances include: (a) the assignment to Dr. Bath of any duties which are materially inconsistent, in an adverse respect, with her position, authority, status, duties, or responsibilities prior to the Change of Control, other than the assignment of duties related to the transition to a person who gains control of the Company or who acquires all or substantially all of the assets of the Company pursuant to the Change of Control (a "Successor") that are reasonably commensurate with Dr. Bath's position; (b) the removal or elimination of one or more of Dr. Bath's duties, responsibilities, or functions that were material to her position, authority, status, duties or responsibilities prior to the Change of Control; (c) a reduction in Dr. Bath's base salary or annual bonus compensation opportunity; (d) a requirement that Dr. Bath relocate to or be based at a location which is 50 kilometres or more from the location where she was based immediately prior to the Change of Control; (e) the failure to continue Dr. Bath's participation in substantially all of the insured group benefit plans (or substantially equivalent successor plans, programs, or policies) as were in effect for Dr. Bath immediately prior to the Change of Control, including medical, dental, life, and other benefits plans, but excluding short and long term disability coverage and out of country medical coverage ("Benefit Plans"); and (f) any other change in the terms and conditions of Dr. Bath's employment that would constitute a constructive dismissal at common law (each such circumstance, a "Triggering Event").

In the event that Dr. Bath's employment with the Company is terminated: (a) by Dr. Bath within three months after a Triggering Event where just cause for the Company to terminate Dr. Bath's employment does not exist; or (b) by the Company within 12 months of a Change of Control where just cause does not exist and other than (i) in response to a resignation by Dr. Bath that is not a resignation set out in (a) above; and (ii) where a Successor offers to employ or engage Dr. Bath immediately following a Change of Control on terms and conditions that, on the whole, are at least as favourable to Dr. Bath as she enjoyed immediately prior to the Change of Control, excluding the terms of the Change of Control Agreement (either such termination, an "Involuntary Termination"), then the Change of Control Agreement entitles Dr. Bath to receive: (v) an amount equal to 24 months of her salary; (w) an amount equal to twice the amount of her guaranteed bonus; (x) an amount equal to twice the amount of the discretionary bonus paid to her for the last full bonus year; (y) her guaranteed bonus for the year in which the Involuntary Termination occurred, prorated based on the number of days worked in the year; and (z) a discretionary bonus for the year in which the Involuntary Termination occurred, calculated based on the discretionary bonus paid to her for the last full bonus year, pro-rated based on the number of days worked in the year.

In addition, if an Involuntary Termination occurs, Dr. Bath's rights and entitlements upon termination under any incentive plans will be determined by the terms and conditions of such incentive  plans, and the Company will continue to provide Dr. Bath with coverage under Benefit Plans for a period of 24 months following such Involuntary Termination, subject to the terms of such Benefit Plans and the consent of the applicable carrier. For any portion of such 24 month period during which the Company is unable to continue to provide coverage under a Benefit Plan due to the applicable carrier's refusal or the terms of such Benefit Plan, the Company will pay to Dr. Bath compensation equal to the cost to the Company of the Benefit Plan coverage that is not maintained, provided that Dr. Bath does not become entitled to participate in substantially similar benefits through another benefits provider.

The following table sets forth an estimated aggregate amount that Dr. Bath would have been entitled to receive pursuant to the Change of Control Agreement (assuming the continuation of coverage under all applicable Benefits Plans) if an Involuntary Termination had occurred on April 30, 2022:

Change of control compensation based on salary, guaranteed bonus, and discretionary bonus ($)	Entitlements under incentive plans	Total ($)
2,572,531	-	2,572,531

Except as disclosed in this Information Circular, no other NEO is entitled to any other benefits upon termination of their employment or a change of control of the Company.

Oversight and Description of Director and NEO Compensation

The Company's executive compensation program is administered by the Compensation Committee. The Compensation Committee consisted of Greg Smith and Paul Andreola, with Paul resigning on November 10, 2021. All members of the Compensation Committee are independent within the meaning of section 1.4 of National Instrument 52-110 - Audit Committees ("NI 52-110").

The directors believe that the members of the Compensation Committee individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the committee's mandate. All members of the Compensation Committee have substantial knowledge and experience as former senior executives of large and complex organizations and/or as former directors on the boards of other publicly traded entities.

The Compensation Committee's responsibilities include reviewing and making recommendations to the Board with respect to the adequacy and form of compensation to all executive officers and directors of the Company, making recommendations to the Board in respect of granting of stock options to management, directors, officers and other employees and consultants of the Company, and monitoring the performance of the Company's executive officers.

Executive compensation awarded to the NEOs consists of a combination of base salary, short-term cash incentives, and options granted under the stock option plan. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and non-cash elements of the Company's compensation program.

In setting compensation rates for NEOs, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company's compensation payable to the NEOs is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each NEO and varies with the amount of time spent by each NEO in carrying out his or her functions on behalf of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Option Plan. In granting stock options, the Board reviews the total of stock options available under the Option Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance with the Company's Option Plan.

The Company is unaware of any significant events that have significantly affected compensation of its management team and directors. The Company did not make any changes to its compensation policies during or after the fiscal year ended April 30, 2022.

Directors, officers, and employees of the Company are not prohibited from the practice of selling "short" securities of the Company and the practice of buying or selling a "call" or "put" or any other derivative security or financial instrument in respect of any securities of the Company.

The Compensation Committee reviews, from time to time and at least once annually, the risks, if any, associated with the Company's compensation program at such time. As at the date hereof, the Compensation Committee has not identified any risks associated with the Company's compensation program that would be reasonably likely to have a material adverse effect on the Company. Under the compensation program, the Compensation Committee and the Board consider risks associated with executive compensation and does not believe that the Company's executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options which is compensation that is both "at risk" and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Pension

The Company does not provide any pension benefits for directors or executive officers.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as of the end of the Company's most recently completed financial year ended April 30, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the holders	1,624,150	$8.29	823,535
Equity compensation plans not approved by the security holders	Nil	N/A	Nil
Total	1,624,150	$8.29	823,535

APPOINTMENT OF AUDITOR

Auditor

Grant Thornton LLP are the auditors of the Company. Grant Thornton LLP have been the Company's auditors since November 1, 2021.

At the Meeting, shareholders will be asked to pass an ordinary resolution to reappoint Grant Thornton LLP as auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board (the "Auditor Reappointment Resolution"). To be effective, the Auditor Reappointment Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that shareholders vote FOR the Auditor Reappointment Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted FOR the Auditor Reappointment Resolution.

CONFIRMING STOCK OPTION PLAN

The Company has adopted a "rolling" stock option plan (the "Stock Option Plan") whereby 10% of the number of issued and outstanding Common Shares of the Company at any given time may be reserved for issuance pursuant to the exercise of options. The TSX Venture Exchange requires that the Stock Option Plan be submitted for approval annually by the shareholders at the annual general meeting of the Company.

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution to approve the Stock Option Plan (the "Stock Option Plan Resolution"). To be effective, the Stock Option Plan Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that shareholders vote FOR the Stock Option Plan Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted FOR the Stock Option Plan Resolution.

The Stock Option Plan was established to provide incentives to directors, officers, employees, management company employees and consultants who provide services to the Company. The intention of management in proposing the Stock Option Plan is to increase the proprietary interest of such persons in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company.

The Stock Option Plan provides for a floating maximum limit of 10% of the outstanding Common Shares, as permitted by the policies of the TSX Venture Exchange. As of the date of this Information Circular, the Company was eligible to grant up to 2,493,534 options under its Stock Option Plan. There are presently 1,485,250 options outstanding, and 1,008,284 options reserved and available under the Stock Option Plan.

Terms of the Stock Option Plan

Options may be granted under the Stock Option Plan to such service providers of the Company and its affiliates, if any, as the Board may from time to time designate. The exercise price of option grants will be determined by the Board but cannot be lower than the price permitted by the TSX Venture Exchange. The Stock Option Plan provides that, on a yearly basis, the number of Common Shares that may be reserved for issuance to any one individual upon exercise of all stock options held by such individual may not exceed 5% of the issued Common Shares if the individual is a director or officer, or 2% of the issued Common Shares if the individual is a consultant to the Company, and that the aggregate number of options granted to all persons retained to provide investor relations services to the Company may not exceed 2% of the issued Common Shares. Subject to earlier termination, all options granted under the Stock Option Plan will expire not later than the date that is five years from the date that such options are granted. In the event that an optionee ceases to be a director, officer, employee or consultant, the option will terminate within ninety days or such shorter period as provided in such optionee's agreements with the Company. In the event of the death of an optionee, the options will only be exercisable within 12 months of such death. Options granted under the Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession.

Disinterested Shareholder Approval

Under the policies of the TSX Venture Exchange, if the grant of options under the Stock Option Plan to insiders of the Company, together with all of the Company' outstanding stock options, could result at any time in:

(a) the number of Common Shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued Common Shares;

(b) the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued Common Shares; or

(c) the issuance to any one optionee, within a 12-month period, of a number of Common Shares exceeding 5% of the issued Common Shares,

the Company must obtain disinterested shareholder approval. The policies of the TSX Venture Exchange and the terms of the Stock Option Plan also provide that disinterested shareholder approval will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company. The term disinterested shareholder approval means approval by a majority of the votes cast at a meeting of shareholders other than votes attaching to Common Shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Stock Option Plan.

A copy of the Stock Option Plan is available for review at the registered offices of the Company, located at 1800 - 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, during normal business hours up to an including the date of the Meeting.

RECONFIRMATION OF SHAREHOLDER RIGHTS PLAN

The Company's shareholder rights plan (the "Shareholder Rights Plan") was initially approved by the Board on October 17, 2019, then approved, ratified and confirmed by the shareholders at the annual meeting of shareholders of the Company held on November 22, 2019. The Shareholder Rights Plan was implemented to create mechanisms to assist in maximizing shareholder value and to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid or other acquisition of control of the Company.

The Shareholder Rights Plan has an initial term of three years and, pursuant to the terms of the Shareholder Rights Plan, is required to be confirmed by shareholders at the Meeting. Failing reconfirmation as required under the Shareholder Rights Plan, the Shareholder Rights Plan and all outstanding Rights (as defined therein) thereunder will terminate immediately following the Meeting. No changes or amendments are being proposed to the Shareholder Rights Plan.

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution to approve the reconfirmation of the Shareholder Rights Plan (the "Reconfirmation Resolution"). To be effective, the Reconfirmation Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

A summary of the principal terms of the Shareholder Rights Plan is provided in Schedule "B" to this Information Circular. The full text of the Shareholder Rights Plan is available on the Company's profile at www.sedar.com.

Overview of the Shareholder Rights Plan

The reconfirmation of the Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction. Neither management nor the Board is aware of any pending, threatened or proposed acquisition or take-over bid of the Company. The existence of the Shareholder Rights Plan does not change the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. Further, the Shareholder Rights Plan is not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the shares. In the event of a take-over bid or similar transaction, the Board of Directors will continue to have the right and responsibility to take such action and to make such recommendations to shareholders as are considered necessary or appropriate. The Shareholder Rights Plan applies to the shares, securities that are convertible into shares, as well as any other shares with voting rights that may be issued by the Company. Currently, the common shares are the only class of shares issued and outstanding. Should the Company issue a new class of voting shares in the future, the Shareholder Rights Plan would apply to those voting shares in the same manner. The Company does not have any present intention of issuing any other class of voting shares.

Rationale for Reconfirming the Shareholder Rights Plan

In asking shareholders to reconfirm the Shareholder Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting securities of a person or persons, where the securities subject to the offer to acquire, together with securities already owned by the bidder and certain related parties, constitute 20% or more of the outstanding securities. The Shareholder Rights Plan is designed to address certain concerns raised by the existing legislative framework by creating mechanisms to assist in maximizing shareholder value in the face of a take-over bid and encouraging fair and equal treatment of all shareholders.

Notwithstanding amendments that were made to the legislative framework for take-over bids in 2016, there are still concerns related to the potential for unequal treatment of shareholders due to the possibility that control of the Company could be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price, which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Shareholder Rights Plan is intended to mitigate the potential for such "creeping" take-over bids. It does so by encouraging a potential bidder to proceed either by way of a Permitted Bid (as defined in the Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Reconfirmation Resolution

The terms of the Reconfirmation Resolution are as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1. the continued existence of the Shareholder Rights Plan and the issuance of all Rights pursuant to the Shareholder Rights Plan, all as substantially described in the management proxy circular of the Company dated November 11, 2022, is hereby reconfirmed and approved; and

2. any one director or officer of the Company, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Company, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.

Management recommends that shareholders vote FOR the Reconfirmation Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted FOR the Reconfirmation Resolution. The Company is not aware of any shareholder who will be ineligible to vote on the approval of the reconfirmation of the Shareholder Rights Plan at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or any subsidiary, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the most recently completed financial year of the Company, nor were any of these individuals indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit, or similar arrangement or understanding provided by the Company, including under any securities purchase or other program.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company's last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recent financial year or in any proposed transaction which has materially affected or would materially affect the Company or any subsidiaries.

AUDIT COMMITTEE

NI 52-110 requires the Company to disclose annually in its Annual Information Form ("AIF") certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The Audit Committee disclosure required pursuant to NI 52-110 can be found at pages 38-40 of the Company's AIF dated July 28, 2022, with the full text of the Company's Audit Committee Charter included as Schedule "A" to such AIF, a copy of which is available on the Company's SEDAR profile at www.sedar.com. A copy of the AIF will be provided free of charge to any securityholder of the Company upon request.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201 - Corporate Governance Guidelines. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company's approach to corporate governance is set out in Schedule "A" below.

SHAREHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

In accordance with the Business Corporations Act (British Columbia), a shareholder may be entitled to submit to the Company notice of any matter that the shareholder proposes to raise at the next annual meeting of shareholders and the Company shall set out such proposal and the accompanying supporting statements, if any, in the information circular for the next annual meeting of Shareholders, provided such notice is given to the Company at least 3 months before the anniversary of the previous year's annual reference date, being by September 13, 2023.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information about the Company is provided in the Company's comparative annual financial statements to April 30, 2022, a copy of which, together with Management's Discussion and Analysis thereon, can be found on the Company's SEDAR profile at www.sedar.com, and the Company will furnish, without charge, to any shareholder submitting a written request, a copy of any such document. Such written requests should be directed to the attention of ImmunoPrecise Antibodies Ltd., Unit 3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 11th day of November 2022.

ON BEHALF OF THE BOARD OF

IMMUNOPRECISE ANTIBODIES LTD.

"Jennifer L. Bath"

Jennifer L. Bath

President and Chief Executive Officer

SCHEDULE "A"

IMMUNOPRECISE ANTIBODIES LTD.

(the "Company")

CORPORATE GOVERNANCE DISCLOSURE

(Implemented pursuant to Form 58-101F1 - Corporate Governance Disclosure)

1) BOARD OF DIRECTORS

a) Disclose the identity of directors who are independent.

Four of the current directors are independent within the meaning of section 1.4 of NI 52-110, namely Dr. James Kuo, Gregory S. Smith, Dr. Robert D. Burke, and Dr. Anna K. Pettersson.

Should the proposed nominees be elected at the Meeting, four of the directors will be considered independent, namely Dr. James Kuo, Gregory S. Smith, Dr. Robert D. Burke and Dr. Anna K. Pettersson.

b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Dr. Jennifer L. Bath, the President and Chief Executive Officer of the Company, is not independent as she is currently an executive officer of the Company.

Lisa Helbling, who served as Chief Financial Officer of the Company until August 5, 2022, is also not independent as she was an executive officer of the Company within the three preceding years.

c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors ("Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being four out of five directors. Management is proposing six candidates for election as directors at the Meeting, the majority of which, being four out of six directors, will be independent.

d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer

Dr. James Kuo	TRYP Therapeutics Inc. (CSE: TRYP)

Gregory S. Smith	Atlas Engineered Products Inc. (TSXV: AEP)

e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

The independent directors meet on an as-needed basis, without members of management present. The Company also holds regular board meetings as required at which the opinion of the independent directors is sought. Independent directors also communicate with each other on an informal basis throughout the year.

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f) Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independnent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. James Kuo, the Chairman of the Company, is an independent director. As Chairman, Dr. James Kuo is responsible for the following: serving as a principal liaison between the independent directors and senior management; reviewing Board agendas and giving input to management in advance of Board meetings; presiding over Board meetings; and presiding over meetings of the independent directors and communicating the results of these meetings to management, when appropriate.

g) Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

The following table sets forth the attendance record of each director at Board meetings, Audit Committee meetings, Compensation Committee, Corporate Governance and Nominating Committee, and Special Committee meetings, as appliable, held between May 1, 2021, and the date of this Circular.

Board Director	Board Meeting	Audit Committee Meeting	Compensation Committee Meeting	Corporate Governance and Nominating Committee Meeting	Special Committee Meeting
Paul Andreola(1)	7/15	-	-	1/1	-
Dr. Jennifer L. Bath	15/15	-	-	-	-
Dr. Robert D. Burke	15/15	5/5	-	1/1	-
Dr. James Kuo	15/15	5/5	-	-	-
Anna K. Pettersson	4/15	-	-	0/1	-
Gregory S. Smith	13/15	5/5	1/1	-	-

Note:

(1) Paul Andreola resigned from the Board effective November 9, 2021.

2) BOARD MANDATE

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board does not have a written mandate. As prescribed by the Business Corporations Act (British Columbia), the role of the Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its audit committee.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer and President. The Board gives direction and guidance through the Chief Executive Officer to management and keeps management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

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The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee and the Audit Committee chairperson. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the Chief Executive Officer, Chief Financial Officer and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the Chief Executive Officer and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

3) POSITION DESCRIPTIONS

a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chairman of the Board or the chair of each Board committee. The responsibilities of the chair of each Board committee are set out in the applicable committee charter, and the responsibilities of the Chairman of the Board are as set out in section 1(f) above. The mandates of each committee chair provide that each chair's responsibility is to manage efficiently his or her respective committee. Each committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

b) Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has developed a written position description for the President and Chief Executive Officer.

4) ORIENTATION AND CONTINUING EDUCATION

a) Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees, and its directors, and (ii) the nature and operation of the issuer's business.

Prospective new Board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company's affairs and plans prior to obtaining their consent to act as a director.

b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

The Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

5) ETHICAL BUSINESS CONDUCT

a) Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

- A4 -

i) Disclose how a person or company may obtain a copy of the code.

The Company has adopted a Code of Ethics and Business Conduct (the "Code") applicable to all directors, officers, and employees, which is available on the Company's website at www.ipatherapeutics.com.

ii) Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code

A copy of the Code was sent to each director, officer, and employee when it was initially adopted and is provided to each new director, officer, and employee when hired. All such persons are required to complete an annual acknowledgement confirming that they have received and reviewed a copy of the Code and agree to comply with the policies and procedures set out in the Code. The Code also sets out the reporting requirements imposed on all directors, officers and employees.

iii) Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

N/A.

b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Company who has a material interest in any transaction to which the Company is a party, other than ordinary course employment agreements. Directors and executive officers are required to disclose to the Board the nature and extent of any interest in any material contract or material transaction, whether made or proposed, if the director or executive officer is a party to the contract or transaction, is a director or executive officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. Any director having such an interest must then abstain from voting on the contract or transaction unless the contract or transaction

(i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company.

If the director abstains from voting after disclosure of his or her interest, the other directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director having the material interest is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction must be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Company's Code also requires all directors, officers, and employees to, among other things, act with integrity and observe the highest ethical standards of business conduct.

- A5 -

6) NOMINATION OF DIRECTORS

a) Describe the process by which the Board identifies new candidates for Board nomination.

The Board identifies new candidates for Board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus is reached. This process takes place through the Corporate Governance and Nominating Committee.

b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The members of the Corporate Governance and Nominating Committee are Dr. Robert D. Burke and Dr. Anna K. Pettersson, both of whom are independent directors.

c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are set out in its charter. The Corporate Governance and Nominating Committee is responsible for: (i) overseeing the Company's corporate governance policies and practices; (ii) developing criteria for selection of directors; (iii) recommending to the Board nominees to fill vacancies on the Board; and (iv) making recommendations to the Board regarding the composition and mandates of Board committees. The Corporate Governance and Nominating Committee's powers include: (i) approving the annual disclosure of the Company's corporate governance practices; (ii) approving any significant amendments to the Company's corporate disclosure policy; and (iii) reviewing the boards and board committees of other public companies or competitors on which directors of the Company sit to ensure that such service is consistent with the Company's conflict of interest standards. The members of the Corporate Governance and Nominating Committee are appointed by the Board annually and must consist of at least three directors, a majority of whom must be independent.

7) COMPENSATION

a) Describe the process by which the Board determines the compensation for the issuer's directors and officers.

The Company's executive compensation program is administered by the Compensation Committee. In setting compensation rates for named executive officers, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company's compensation payable to the named executive officers is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each named executive officer and varies with the amount of time spent by each named executive officer in carrying out his or her functions on behalf of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Stock Option Plan. In granting stock options, the Board reviews the total of stock options available under the Stock Option Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance to the Company's Stock Option Plan. Due to the Company being a junior pharmaceutical & life sciences issuer and having limited financial resources, compensation is not tied to performance criteria or goals.

- A6 -

The Company's director compensation program is also administered by the Compensation Committee. See disclosure provided under the heading "Oversight and Description of Director and NEO Compensation" of the Information Circular.

b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors and currently consists of Gregory S. Smith. One additional independent director is expected to be appointed as a member of the Compensation Committee after the Meeting.

c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities, powers and operation of the Compensation Committee are set out in its charter. The Compensation Committee is responsible for: (i) reviewing and recommending for approval by the Board the Company's agreements with executive officers, compensation policies and plans, and key human resources policies; (ii) reviewing and recommending to the Board the compensation of directors of the Company; and (iii) reviewing and recommending for approval by the Board the executive compensation disclosure of the Company. The Compensation Committee's powers include evaluating annually the performance of the Company's Chief Executive Officer and recommending to the Board his or her annual compensation package and performance objectives. The members of the Compensation Committee are appointed by the Board and must all be independent directors. The Compensation Committee must meet at least twice annually.

8) OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

N/A.

9) ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

10) DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its Board or other mechanism of Board renewal and, if so, include a description of those director term limits or other mechanism of Board renewal. If the issuer has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors because (i) the risk profile of the Company makes it more difficult for the Company to attract and to retain highly qualified Board members than other companies and (ii) the nature of the Company's business is highly technical, meaning that knowledge of the Company's product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Company seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

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11) POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors. Though the Board recognizes the importance of a reasonable degree of gender balance, at the present stage of the Company's existence and development, it is imperative that the directors of the Company be the best candidates available, irrespective of gender.

b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

i) a short summary of its objectives and key provisions, N/A.

ii) the measures taken to ensure that the policy has been effectively implemented, N/A.

iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and N/A.

iv) whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

N/A.

12) CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer's reasons for not doing so.

The Board and the Corporate Governance and Nominating Committee do consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. However, the priority of the Board and the Corporate Governance and Nominating Committee at the present stage of the Company's existence and development is to seek out the best candidates available, irrespective of gender. Should the proposed nominees be elected at the Meeting, the Board shall be comprised of three women, representing 50% of the Company's Board.

13) CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

- A8 -

The Board does consider the level of representation of women in executive officer positions when making executive officer appointments. However, the priority of the Board at the present stage of the Company's existence and development is to seek out the best candidates available, irrespective of gender. Two women currently serve as executive officers of the Company, representing 67% of the Company's executive officers.

14) ISSUER'S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's Board or in executive officer positions of the issuer by a specific date.

b) Disclose whether the issuer has adopted a target regarding women on the issuer's Board. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target regarding women on the Company's Board, as the Company's priority at its present stage of existence and development is to seek out the best candidates available, irrespective of gender.

c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target regarding women in executive officer positions, as the Company's priority at its present stage of existence and development is to seek out the best candidates available, irrespective of gender. However, two women currently serve as executive officers of the Company, representing 67% of the Company's executive officers.

d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

i) the target, and N/A.

ii) the annual and cumulative progress of the issuer in achieving the target. N/A.

15) NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a) Disclose the number and proportion (in percentage terms) of directors on the issuer's Board who are women.

Of the Company's current directors, 2/5 are women (representing 40% of the number of directors of the Company). Should the proposed nominees be elected at the Meeting, 3/6 will be women (representing 50% of the number of directors of the Company).

b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Of the Company's current executive officers, 2/3 (representing 67%) are women.

SCHEDULE "B"

SHAREHOLDER RIGHTS PLAN - SUMMARY

The following is a summary of the principal terms of the shareholder rights plan ("Shareholder Rights Plan") approved and adopted by the board of directors of ImmunoPrecise Antibodies Ltd. (the "Company") on October 17, 2019, and approved, ratified and confirmed by the shareholders of the Company at the annual general meeting of shareholders held on November 22, 2019.

This summary is qualified in its entirety by reference to the full text of the Shareholder Rights Plan, which is available on the Company's profile at www.sedar.com.

Overview

The Shareholder Rights Plan provides a mechanism whereby a take-over bid must remain open for at least 105 days (unless shortened by the Company in accordance with applicable securities legislation) and must remain open for a further 10 days after the acquiring person publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the shares outstanding held by independent shareholders. The Company has issued rights ("Rights") as of October 17, 2019 (the "Effective Date") to all shareholders pursuant to the terms of the Shareholder Rights Plan. One Right was issued for each outstanding common share or other security which entitles the hold to vote generally in the election of directors ("Voting Share") that is outstanding on October 17, 2019 and one Right will be issued for each Voting Share issued after October 17, 2019 and prior to the earlier of the separation time (as described below) and the termination of the Shareholder Rights Plan. The Rights automatically trade with and are transferred with their underlying shares unless and until an event occurs that causes a separation, which would include a flip-in event (as described below) or the announcement of an intention to commence a take-over bid (other than Permitted Bid (as described below)). The Rights are not exercisable unless and until there is such a separation. The issuance of the Rights does not change the manner in which shareholders currently trade their shares.

A flip-in event would occur if a person were to become an acquiring person, that is, if a person acquires beneficial ownership of at least 20% of the shares other than pursuant to certain exceptions such as a Permitted Bid or an exempt acquisition. If the person acquires shares under a Permitted Bid or exempt acquisition or one of the other specified exceptions, they are not considered to be an acquiring person and no flip-in event occurs. If a person does become an acquiring person, each Right then entitles each holder (other than the acquiring person) to purchase shares at a 50% discount. Each holder of a Right may then purchase that number of shares having a fair market value at the relevant time equal to twice the exercise price for an amount equal to the exercise price, in effect permitting shares to be acquired at a 50% discount to the market price at the time of exercise.

The acquiring person is not permitted to exercise any Rights. The Shareholder Rights Plan provides that the acquiring person's Rights become null and void when the flip-in event occurs. The Shareholder Rights Plan also provides that the Board may either waive the Shareholder Rights Plan or redeem the Rights at a minimal price in certain circumstances. The Shareholder Rights Plan thereby encourages unsolicited bidders to either make a Permitted Bid or to approach the Board with their offer and attempt to convince the Board to either waive the flip-in event or to redeem the Rights. If the offer is coercive or inadequate, the Board can choose not to cooperate with the bidder and not to agree to waive the Shareholder Rights Plan or redeem the Rights.

Key Characteristics

The key characteristics of the Shareholder Rights Plan are described in more detail below:

◾ Creation and Issuance of Rights. Pursuant to the Shareholder Rights Plan, the Company issued one Right for each Voting Share outstanding on October 17, 2019, and will issue one Right for each additional Voting Share issued after October 17, 2019 but prior to the separation time or the expiry of the Rights. Certificates issued for shares after October 17, 2019 (but prior to the close of business at the separation time or the expiry of the Rights) will include a legend evidencing the Rights. Notwithstanding the foregoing, certificates representing Voting Shares that were issued prior to approval of the Shareholder Rights Plan do not require a legend to evidence the Rights.

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◾ Term of Shareholder Rights Plan. The Shareholder Rights Plan must be reconfirmed by shareholders every three years to remain in effect. It may also be terminated earlier by the Board of Directors in certain circumstances.

◾ Separation Time. The Rights can become separated or unstapled from the shares to which they are attached and then trade separately from the shares. This separation time will generally only occur on the close of business on the 10th trading day after the earlier of: (a) the first date of public disclosure of facts indicating that a person has become an acquiring person (i.e. that there has been a flip-in event); (b) the date of commencement or first public announcement of a non-permitted take-over bid; or (c) the date on which a Permitted Bid ceases to qualify as a Permitted Bid. Unless and until the separation time occurs, the Rights will continue to be attached to and trade with the shares.

◾ Flip-in Event. When a person becomes an acquiring person, all Rights holders, other than the acquiring person, are entitled to purchase shares at a 50% discount to market price at the time of exercise.

◾ Acquiring Person. An acquiring person is a person that becomes the beneficial owner of 20% or more of the outstanding shares, subject to the following exemptions: a voting share reduction (generally, a repurchase or redemption of shares by the Company which has the effect of increasing the person's or company's percentage ownership of the Company); a permitted bid acquisition (an acquisition of shares made pursuant to a Permitted Bid or Competing Permitted Bid); an exempt acquisition (an acquisition in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan or an acquisition made pursuant to a Shareholder-approved transaction such as an amalgamation or arrangement or an acquisition made as an intermediate step in a larger transaction where the acquiring party has then distributed the shares out to its security holders); and a pro rata acquisition (generally, the acquisition of shares pursuant to a rights offering, public offering or private placement to the extent necessary to prevent dilution of the person's or company's shareholding).

◾ Beneficial Ownership, Exemptions for Portfolio Managers and Others, and Permitted Lock-up Agreements. In determining whether a person has become an acquiring person, all shares over which the person has beneficial ownership must be included. A person is deemed to beneficially own any shares which are owned by its associates or affiliates or by persons or companies "acting jointly or in concert" with such person for the purpose of acquiring shares and any shares which it has the right to vote or the right to acquire within 60 days. Specific exclusions clarify that portfolio managers, fund managers, trust companies, crown agents engaged in the management of investment funds and pension plan and registered plan administrators are not caught simply because they may have the right to vote shares managed by them for others. In addition, to the extent there were any shareholders holding at least 20% of the outstanding shares as of October 17, 2019, such shareholders would be grandfathered and would not trigger a flip-in event as a result of their current holdings, but would become an acquiring person upon the acquisition of additional shares amounting to more than 1.0% of the outstanding shares. The Company is not aware of any such 20% Shareholder.

A person may also be considered to be the beneficial owner of shares that are subject to a lock-up agreement. A lock-up agreement is an agreement under which a Shareholder (a "Locked-Up Shareholder") agrees to deposit or tender its shares to a particular bid (the "Lock-Up Bid"). The person who makes the Lock-Up Bid will be deemed to be the beneficial owner of the shares of the Locked-Up Shareholder unless the agreement it enters into with the Locked-Up Shareholder is a "permitted lock-up agreement". In order for a lock-up agreement to constitute a "permitted lock-up agreement", certain conditions must be met (a "Permitted Lock- Up Agreement").

A Permitted Lock-Up Agreement is one which permits the Locked-up Shareholder to withdraw its shares from the lock-up to tender to another take-over bid or support another transaction that will provide greater value to the Locked-Up Shareholder than the Lock-Up Bid, subject to certain exceptions. If the Lock-Up Bid is for less than 100% of the shares, a Permitted Lock-Up Agreement must also permit the Locked-Up Shareholder to withdraw its shares from the lock-up to tender to another take-over bid or support another transaction offering to acquire a greater number of shares for at least the same consideration per Share, again subject to certain exceptions. A Permitted Lock-Up Agreement is not allowed to require a Locked-Up Shareholder to pay excessive fees, penalties, expense reimbursement or other amounts if it fails to deposit or tender its shares to the Lock-Up Bid or withdraws shares previously tendered in order to deposit such shares to another take-over bid or support another transaction.

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◾ Permitted Bid and Competing Permitted Bid. An offeror can avoid causing a flip-in event by making a bid that meets all of the requirements of the Shareholder Rights Plan (a "Permitted Bid"). A Permitted Bid must: (i) be made by way of a take-over bid circular; (ii) be made to all shareholders of record, other than the offeror, for all or a portion of the shares outstanding; (iii) be open for acceptance for at least 105 days (or such shorter period as permitted by securities legislation); (iv) require a minimum deposit of more than 50% of the shares held by independent shareholders (i.e., generally, shareholders who are not, or are not related to, the acquiring person); (v) unless the takeover bid is withdrawn, allow the shares to be deposited up to the close of business on the first date on which the deposited shares are taken up or paid for; (vi) allow the shares deposited pursuant to the take-over bid to be withdrawn until they are taken up and paid for; and (vii) if the required minimum amount of shares are deposited, require the offeror to make a public announcement of that fact and leave the take-over bid open for deposits of shares for an additional 10 days after the announcement.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that no shares can be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits.

◾ Redemption Rights and Waiver. An offeror can also avoid causing a flip-in event by negotiating with the Board of Directors and convincing them to allow a take-over bid that is not a Permitted Bid but is made fairly to all holders of shares. In such circumstances, the Board of Directors can waive the flip-in event and deem the take-over bid to be an exempt acquisition such that the reduced exercise price does not come into effect. Any such waiver in respect of a particular take-over bid will also constitute a waiver of any other take-over bid made to all holders of shares during the period when the first take-over bid is outstanding. The Board of Directors can also waive the flip-in event in certain other circumstances; for example, if a person has inadvertently become an acquiring person and within a specified period of time reduces its shareholdings.

In addition, the Shareholder Rights Plan permits the Board of Directors to redeem (buy back and cancel) the Rights for a nominal price ($0.00001 per Right) in certain circumstances. The redemption right must generally be made for all and not less than all the Rights and must be made prior to the occurrence of a flip-in event.

◾ Exercise Price. The exercise price is three times the current market value of the shares from time to time. Before a flip-in event, a Rights holder would receive one Share upon the exercise of a Right, the effect of which is to render the Rights of little or no value at the time of issue. After a flip-in event, all Rights holders, other than the acquiring person, would be entitled to purchase shares at a 50% discount to the market value, effectively entitling the Rights holders to acquire six shares upon the exercise of each Right. The Exercise Price and the number of Rights are subject to adjustment from time to time upon the occurrence of certain events, including a subdivision or consolidation of the shares, the declaration of a dividend payable through the issuance of certain securities or the issuance of certain securities in exchange for or in lieu of shares.

◾ Trading of Rights. Until the separation time, the Rights will be evidenced by the outstanding certificates for shares and the Rights may be transferred with, and only with, the shares. Unless and until the separation time occurs (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing shares will also constitute the transfer of the Rights associated with the shares represented by the certificate. If the separation time occurs, the Company will either mail separate certificates evidencing the Rights or otherwise register the Rights in an uncertificated "book entry form", but in either case will maintain a separate register for the holders of Rights.

◾ Deemed Redemption. The Shareholder Rights Plan provides that, in the event a person acquires shares pursuant to a Permitted Bid or an exempt acquisition, the Rights are no longer valid and are deemed to have been redeemed by the Board of Directors.